

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 31, 2007

Mr. Jon S. Brumley
Chief Executive Officer
Encore Acquisition Company
777 Main Street, Suite 1400
Fort Worth, Texas 76102

Re: Encore Acquisition Company
        Form 10-K for the fiscal year ended December 31, 2006
        Filed March 1, 2007
        Form 10-Q for the quarter ended March 31, 2007
        Filed May 10, 2007
        Form 10-Q for the quarter ended June 30, 2007
        Filed August 9, 2007
        File No. 1-16295

Dear Mr. Brumley:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Controls and Procedures

1. In each of your filings you disclose that your officers have concluded that your disclosure controls and procedures were effective "to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms." Item 307 of Regulation S-K requires you to disclose your officers' conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures includes, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Your officers' conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these additional items.

    Please confirm for us that your officers' conclusions in regard to the effectiveness of your disclosure controls and procedures for the periods ending on December 31, 2006, March 31, 2007 and June 30, 2007 were effective at accomplishing all of the items included within the definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act. Please also confirm that you will revise your disclosure in future filings so that your officers consider all of the items included within the definition of disclosure controls and procedures.

Form 10-Q for quarter ended June 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity

Debt Covenants, page 39

2. We note your disclosure that at June 30, 2007, EEPO was in violation of the EEPO Credit Agreement covenant that requires it to maintain a ratio of consolidated EBITDA (as defined in the EEPO Credit Agreement) to the sum of consolidated net interest expense plus letter of credit fees of not less than 2.5 to 1.0, and that EEPO requested and obtained a waiver from the bank syndicate for the June 30, 2007 violation. With a view toward disclosure in your filings, tell us

the nature and extent of the waiver. For example, tell us if this is a one-time waiver or a waiver of any and all violations of the consolidated EBITDA ratio. Tell us what EEPO's actual ratio was and the amount outstanding under the EEPO Credit Agreement at June 30, 2007. Tell us whether any consideration was paid to the bank syndicate for obtaining their waiver, and what actions EEPO or Encore must take in order to remain in good standing under the EEPO Credit Agreement. Finally, please tell us the consequences if EEPO should continue to fail to meet the ratio in the future.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donna Levy at (202) 551-3292, or in her absence, Anne Nguyen Parker at (202) 551-3611 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Anne Nguyen Parker
        Donna Levy